# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MEDICAL PROPERTIES TRUST INC, CIK 0001287865
CUSIP: 58463J304
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1000 URBAN CENTER DRIVE, 1000 URBAN CENTER DRIVE, BIRMINGHAM, Alabama (AL), 35242
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0002038212-24-000001
Filed by CIK 0002038212

## Reporting persons
- Yet Daniel

## Item 1. Issuer
Name of issuer: MEDICAL PROPERTIES TRUST INC
Address of issuer's principal executive offices: 1000 URBAN CENTER DRIVE, 1000 URBAN CENTER DRIVE, BIRMINGHAM, ALABAMA, 35242

## Item 2. Person Filing
Name of person filing: Daniel Yet
Address of principal business office or, if none, residence: 5711 Georges Manor Lane, Sugar Land, TX 77479
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 52179834
Percent of class: 8.69
Sole power to dispose or to direct the disposition: 52179834

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yet Daniel: Daniel Yet, Individual (02/12/2025)